October 12, 2006

Stewart Schreiber
The Small Business Company
7140 Calabria Court, Suite B
San Diego, California 92122

> **Re:** **The Small Business Company**
> **Amendment No. 1 to Registration Statement on Form 10-SB**
> **Filed October 4, 2006**
> **File No. 000-52184**

Dear Mr. Schreiber:

We have the following comments to your filing. Please note that this filing will go effective automatically by operation of law on October 16, 2006.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 3

1. We note your response to prior comment 2. Please disclose how much you paid for the assets of Optibiz. Also, clarify whether the assets you acquired were all the assets of Optibiz, or all your assets.

Financial Statements

Balance Sheet

2.   We note from your response to prior comment 21 in our letter dated September 8, 2006 that you reclassified the notes payable to shareholders to subscriptions receivable. Please revise to include all the disclosures required by SFAS 154, including:

- disclosure that previously issued financial statements have been restated, along with a description of the nature of the error.
- The effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented.
- The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.

Additionally, the audit opinion should include a reference to the restatement.

Note 3. Going Concern

3.   Please reconcile the net losses as of June 30, 2006 of $405,592 with the statement of operations.

Note 4. Commitments, Contingencies and Related Parties

4.   Please tell us why you have not recorded the difference between your officers' salaries as provided for in the employment agreements and the amounts you paid as contributed services. Refer to SAB Topic 1.B.1.

Note 5. Options and Warrants

5.   We note your revised disclosures in which you state that you account for employee stock options and warrants under the fair-value method. Please reconcile this disclosure with your statement that "the Company recognizes no compensation expense for stock options or warrants granted when the number of underlying shares is known and the exercise price of the option or warrants is greater than or equal to the fair market value of the stock on the date of grant" which appears to imply the use of the intrinsic value method.

6.	We note your response to prior comment 35 in our letter dated September 8, 2006. However, it appears that all outstanding warrants were issued to non-employees and were valued using zero volatility (minimal value option valuation method). SFAS 123 requires the use of the fair value method in determining the value of equity instruments issued to non-employees. Please revise as necessary.

7.	We note your response to prior comment 36 in our letter dated September 8, 2006. Please provide us with support for how you subjectively determined the risk free interest rate of 2%. Such support might include a comparison to comparable Treasury Note rates for securities with similar lives as your warrants.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker at (202) 551-3616 or in her absence, Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director